As filed with the Securities and Exchange Commission on September 9, 2004
                                                       Registration No. 33-69192

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                      POST EFFECTIVE AMENDMENT NO. 1 TO THE

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

         For Depositary Shares Evidenced by American Depositary Receipts
                                       of
                     SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
                  (F/K/A COMPANHIA SUZANO DE PAPEL E CELULOSE)
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                          FEDERATIVE REPUBLIC OF BRAZIL
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street New York, N.Y. 10286
                                 (212) 495-1727
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                            New York, New York 10286
                                 (212) 495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                              Peter B. Tisne, Esq.
                           Emmet, Marvin & Martin, LLP
                                  120 Broadway
                            New York, New York 10271
                                 (212) 238-3010

         It is proposed that this filing become effective under Rule 466
                          |_| immediately upon filing
                          |_| on ( Date ) at ( Time ).
 If a separate registration statement has been filed to register the deposited
                      shares, check the following box. |_|

                                   ----------

      The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item - 1.          Description of Securities to be Registered

                              Cross Reference Sheet

Item Number and Caption                                                         Location in Form of Receipt Filed
                                                                                Herewith as Prospectus

1. Name and address of depositary                                               Introductory Article

2. Title of American Depositary Receipts and identity                           Face of Receipt, top center
of deposited securities Face of Receipt, top center

      Terms of Deposit:

      (i) The amount of deposited securities  represented by                    Face of Receipt, upper right corner
      one unit of American Depositary Receipts

      (ii) The procedure  for voting,  if any, the deposited                    Articles number 15, 16 and 18
      securities

      (iii) The collection and distribution of dividends                        Articles number 4, 12, 13, 15 and 18

      (iv) The  transmission  of notices,  reports and proxy                    Articles number 11, 15, 16, 17 and 18
      soliciting material

      (v) The sale or exercise of rights                                        Articles number 13, 14, 15 and 18

      (vi) The deposit or sale of securities  resulting from                    Articles number 12, 13, 15, 17 and 18
      dividends, splits or plans of reorganization

      (vii)  Amendment,  extension  or  termination  of  the                    Articles number 20 and 21
      deposit agreement

      (viii)  Rights of holders of  Receipts  to inspect the                    Article number 11
      transfer  books  of the  depositary  and  the  list of
      holders of Receipts

      (ix)   Restrictions  upon  the  right  to  deposit  or                    Articles number 2, 3, 4, 6, 8 and 22
      withdraw the underlying securities

      (x) Limitation upon the liability of the depositary                       Articles  number 14, 18, 19 and 21

3. Fees and Charges                                                             Articles number 7 and 8

Item - 2.                    Available Information

Public reports furnished by issuer                                              Article number 11

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.                           Exhibits

      a. Form of Amended and Restated Deposit Agreement dated as of November 1, 1993, as amended and restated as of ____________, 2004, among Suzano Bahia Sul Papel e Celulose S.A., The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

      b. Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

      c. Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

      d. Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

      e.    Certification under Rule 466. - Not Applicable.

Item - 4.                         Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, September 9, 2004.

                                        Legal entity created by the agreement for the issuance of American Depositary Receipts for preferred stock, without par value, of Suzano Bahia Sul Papel e Celulose S.A.

                                        By: The Bank of New York,
                                              As Depositary

                                            By: /s/ Hernan F. Rodriguez
                                                --------------------------------
                                                Name:  Hernan F. Rodriguez
                                                Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, SUZANO BAHIA SUL PAPEL E CELULOSE S.A. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Sao Paulo, State of Sao Paulo, Brazil on September 9, 2004

                                          SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

                                          By: /s/ Bernardo Szpigel
                                              ------------------------------
                                              Name:  Bernardo Szpigel
                                              Title: Chief Financial Officer

                                          By: /s/ Murilo Passos
                                              ------------------------------
                                              Name:  Murilo Passos
                                              Title: Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on September 9, 2004.

/s/ David Feffer                        /s/ Ross Kaufman, Esq.
-------------------------------------   -------------------------------------
David Feffer                            Ross Kaufman, Esq.
Chairman of the Board                   Greenberg Traurig, LLP
Director                                (Authorized U.S. Representative)

/s/ Boris Tabacof                       /s/ Murilo Passos
-------------------------------------   -------------------------------------
Boris Tabacof                           Murilo Passos
Vice Chairman                           Chief Executive Officer
Director                                (Principal Executive Officer)

/s/ Daniel Feffer                       /s/ Bernardo Szpigel
-------------------------------------   -------------------------------------
Daniel Feffer                           Bernardo Szpigel
Vice Chairman                           Chief Financial Officer
Director                                (Principal Accounting and
Financial Officer)

-------------------------------------
Antonio Carlos de Vasconcelos Valenca
Director

/s/ Antonio de Souza Correa Meyer
-------------------------------------
Antonio de Souza Correa Meyer
Director

/s/ Augusto Esteves de Lima Junior
-------------------------------------
Augusto Esteves de Lima Junior
Director

-------------------------------------
Claudio Thomaz Lobo Sonder
Director

/s/ Jorge Feffer
-------------------------------------
Jorge Feffer
Director

/s/ Oscar de Paula Bernardes Neto
-------------------------------------
Oscar de Paula Bernardes Neto
Director

                                INDEX TO EXHIBITS

Exhibit
Letter            Exhibit
------            -------
   1              Form of Amended and  Restated  Deposit  Agreement  dated as of
                  November 1, 1993, as amended and restated as of  ____________,
                  2004,  among Suzano Bahia Sul Papel e Celulose  S.A., The Bank of New York as  Depositary,  and all Owners and  holders  from
                  time  to  time  of   American   Depositary   Receipts   issued
                  thereunder.